UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-21359

Industri-Matematik International Corp.
(Exact name of registrant as specified in its charter)

901 Market Street – Suite 475
Wilmington, DE 19801
(302) 777-1608
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share
(Title of each class of securities covered by this form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	[x]	Rule 12h-3(b) (1) (i)	[x]
Rule 12g-4(a) (1) (ii)	[_]	Rule 12h-3(b) (1) (ii)	[_]
Rule 12g-4(a) (2) (i)	[_]	Rule 12h-3(b) (2) (i)	[_]
Rule 12g-4(a) (2) (ii)	[_]	Rule 12h-3(b) (2) (ii)	[_]
		Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Industri-Matematik International Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INDUSTRI-MATEMATIK INTERNATIONAL CORP.

Date: January 21, 2003	By: /s/ Marvin Robinson
Name: Marvin Robinson Title: Secretary